SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE TO

         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                  of the Securities Exchange Act of 1934

                             (Amendment No. 1)

                       KLLM TRANSPORT SERVICES, INC.
                    (Name of Subject Company (issuer))

                        HIGH ROAD ACQUISITION CORP.
                  HIGH ROAD ACQUISITION SUBSIDIARY CORP.
                           WILLIAM J. LILES, III
                             BERNARD J. EBBERS
                   (Names of Filing Persons (offerors))

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                      (Title of Class of Securities)

                                 482498102
                  (CUSIP Number of Class of Securities)

        Dionne M. Rousseau                  Charles P. Adams, Jr.
Jones, Walker, Waechter, Poitevent,         Adams & Reese, L.L.P.
     Carrere & Denegre, L.L.P.              111 E. Capitol Street
 201 St. Charles Avenue, Floor 51                 Suite 350
   New Orleans, Louisiana  70170         Jackson, Mississippi  39201
          (504) 582-8338                        (601) 292-0720

     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                         CALCULATION OF FILING FEE

--------------------------------------------------------------------------
|Transaction valuation*            |  Amount of filing fee               |
|$27,485,558                       |  $5,398                             |
--------------------------------------------------------------------------


*Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all the outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the

"Company"), including the related preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), except for 689,123 Shares beneficially owned by William J. Liles, III, at a per Share price of $8.05 in cash, without interest. Based on the Company's representation, as of May 25, 2000, there were 4,103,478 Shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 3,414,355 Shares and $8.05 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:___________________
     Form or Registration No:___________________
     Filing Party:_____________________________
     Dated Filed:____________________________

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if a final amendment reporting the results of the tender offer: [ ]

     This  Amendment  No.  1  amends   and  supplements  the  Tender  Offer
Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2000, by High Road Acquisition Corp., a
Delaware corporation ("Parent"), and High Road Acquisition Subsidiary Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser"). The Schedule TO relates to a tender offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of KLLM Transport Services, Inc., a Delaware corporation (the "Company"), and the associated preferred stock purchase rights of the Company (the "Rights" and, together with the Common Stock, the "Shares"), issued pursuant to the Stockholder Protection Rights Agreement, dated as of February 13, 1997, by and between the Company and Harris Trust and Savings Bank, as successor Rights Agent, at a price of $8.05 per Share and subject to the conditions set forth in the Offer to Purchase dated June 2, 2000 and the related Letter of Transmittal

(which,   together  with  any  supplements   or   amendments,  collectively
constitute the  "Offer"),  copies  of  which  were attached as Exhibits (a)
(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

     The information set forth on the cover page of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph:

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transaction, passed upon the merits or fairness of the transaction, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

ITEM 1.   SUMMARY TERM SHEET

Q.   Who is offering to purchase my shares of common stock of the Company?

     The information set forth in the Offer to Purchase in the Summary Term Sheet in the fourth, fifth and sixth sentences under this question is amended and restated as follows:

          Parent and Purchaser have entered into a merger agreement with the Company pursuant to which Parent, through Purchaser, is offering to purchase all of the outstanding common stock of the Company. Of the Company's outstanding shares of common stock, 689,123 shares (the "Liles Shares") are owned by Mr. Liles, his wife and four trusts of which Mr. Liles is the trustee, co-trustee and/or beneficiary (the "Liles Family"). The Liles Family has entered into an agreement with Parent providing that the Liles Shares will not be tendered in the tender offer, but rather will be exchanged for shares of Parent's common stock.

Q. What are you seeking to purchase, how much are you offering to pay and what is the form of payment?

     The information set forth in the Offer to Purchase in the Summary Term Sheet in the first sentence under this question is hereby amended and restated to read as follows:

          We are offering to purchase all of the outstanding shares of common stock of the Company at a price of $8.05 per shares, net to you, in cash without interest.

Q.   Why are you making the offer?

     The information set forth in the Offer to Purchase in the Summary Term Sheet under this question is hereby amended and supplemented by adding the following paragraph at the end of the response to the question:

          The reasons why we are making the offer include:

          * the inadequate and unfair price offered by Mr. Low to the stockholders of the Company for the purchase of the shares;

          * the Company's inability to find a third party buyer other than Mr. Low;

          *    the  expectation  of  keeping  the Company's organization
               intact  and  the  Company's  headquarters   at  its  present
               location; and

          * the relatively low volume of trading in the shares and that the offer and merger would result in immediate, enhanced liquidity for the stockholders of the Company at a premium to recent trading prices.

               A fuller discussion of the reasons why we are making the offer may be found in Section II.

Q.   Will there be a subsequent offering period?

     The information set forth in the Offer to Purchase in the Summary Term Sheet is hereby amended by deleting the response corresponding to this question and replacing it with the following:

          If the initial offering period is consummated, we will provide a subsequent offering period of at least three business days. The subsequent offering period will be an additional opportunity for you to tender your shares and receive the $8.05 per share cash consideration following the expiration of the offer. However, we may not purchase any shares unless during the initial offering period there are validly tendered and not withdrawn a number of shares that, together with the Liles Shares, will constitute at least a majority of the shares outstanding on the date of our purchase, on a fully diluted basis. Therefore, we urge you to tender your shares during the initial offering period. See Sections 1 and 2.

Q.   How will I be notified if the offer is extended?

       The information set forth in the Offer to Purchase in the Summary Term Sheet is hereby amended by deleting the response corresponding to this question and replacing it with the following:

          If we extend the offer, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire. See
     Section 1.

Q.   What is your position on the fairness of the offer?

     The information set forth in the Offer to Purchase in the Summary Term Sheet is hereby amended by deleting the first sentence of the response corresponding to this question and replacing it with the following:

          We believe that our offer of $8.05 per share is fair to all unaffiliated stockholders of the Company based on our consideration of the factors discussed in Section IV such as the current and historical price of the shares and the fact that after a bidding process conducted by a special committee of independent directors of the Company, as of the time of our printing this amendment to our Schedule TO, no one was willing to pay more.

Q. If I do not tender but the offer is successful, what will happen to my shares?

     The information set forth in the Offer to Purchase in the Summary Term Sheet is hereby amended by deleting the second paragraph of the response corresponding to this question and replacing it with the following:

          The merger agreement requires us to cause the merger to occur, subject to limited exceptions, if the tender offer closes. These limited exceptions are described in Section 9, "Conditions to the Merger." The primary conditions to the merger are that:

          * no party or any of its subsidiaries shall be subject to any order, decree or injunction by a court of competent jurisdiction which (1) prevents the closing of the merger or
               (2) would impose any material limitation on Parent's ability to own the Company; and

          *    no  governmental  or  regulatory  authority   shall  have
               enacted a statute, rule or regulation that makes the closing of the merger illegal, and all material governmental consents, orders and approvals legally required for the closing of the merger shall have been obtained and be in effect.

          If the merger does not take place, the number of stockholders and the number of shares of the Company that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, any public trading market) for common stock of the Company. Also, the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. Sec Sections 6 and 9.

ITEM 2.   SUBJECT COMPANY INFORMATION

     The information set forth in the Offer to Purchase in Section 7 ("Information Concerning the Company") is hereby amended by adding the following after the last paragraph:

          CERTAIN PROJECTIONS PROVIDED TO MR. EBBERS. In the course of discussing the proposed acquisition of the Company with Mr. Ebbers, Mr. Liles, assisted by Mr. Dutro, the Company's Chief Financial Officer, prepared models projecting the future financial performance of the Company using various assumptions, including assumptions about the Company's operating performance and the financing of the transaction. The Company does not as a matter of course publicly disclose projections as to future revenues or earnings, and the models were not prepared on behalf of the Company, but were prepared by Messrs. Liles and Dutro and given by them to Mr. Ebbers as a framework for discussing the proposed acquisition of the Company. The models were not prepared with a view to public disclosure and are included in this document only because the information was provided to Mr. Ebbers for this limited purpose. The models were not prepared with a view to compliance with the published guidelines of the SEC regarding projections, were not prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections, and were not reviewed by the Company's auditors. The models are forward-looking statements reflecting numerous assumptions about many factors that are impossible to predict with any degree of accuracy, many of which are beyond management's control, and as such are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted by the models. The inclusion of the models should not be regarded as an indication that Messrs. Liles or Ebbers, Parent or Purchaser considered or consider the models to be a reliable prediction of future events. In addition, the models were prepared over six weeks ago, and neither Messrs. Liles, Ebbers, Parent or Purchaser intends to update or otherwise publicly revise the models to reflect circumstances existing after the date they were made, even if any or all of the assumptions underlying the models are shown to be in error, or if experience or future changes make it clear that results predicted by the models will not be realized. The models were not prepared with a view to reliance by the Company's shareholders in making a decision in connection with the Offer or the Merger or in making any other investment decision. Therefore, the Company's shareholders are cautioned not to rely upon the models.

          Model A assumed revenue growth of 13.5% in 2000, and 7.5% each year for 2001-2004, an operating ratio declining from 97.0% in 2000 to 94.9% in 2004, capital expenditures in 2000-2004 of $28.4 million, $25.8 million, $30.3 million, $39.3 million and $42.1 million, an equity price of $9.00 per share, post-transaction equity of $7.4 million, post-transaction debt of $81.5 million, transaction fees of $4.0 million and an interest rate of 9%. The model produced equity of $22.6 million and debt of $113.4 million at fiscal year end 2004.

          Model B contained the same assumptions as Model A, except that Model B assumed no revenue growth and capital expenditures in 2000-2004 of $15.4 million, $14.2 million, $17.8 million, $21.4 million and $21.5 million. The model produced equity of $18 million and debt of $61.9 million at fiscal year end 2004.

          Model C contained the same assumptions as Model A, except that Model C assumed post-transaction equity of $17.4 million, post-transaction debt of $69.5 million, transaction fees of $2.0 million and an interest rate of 7%. The model produced equity of $41.1 million and debt of $94.9 million at fiscal year end 2004.

          Model D contained the same assumptions as Model C, except that Model D assumed an operating ratio declining from 97.0% in 2000 to 91.0% in 2004. The model produced equity of $63.9 million and debt of $72.1 million at fiscal year end 2004.

          Model E contained the same assumptions as Model B, except that Model E assumed post-transaction equity of $17.4 million, post-transaction debt of $69.5 million, transaction fees of $2 million and an interest rate of 7%. The model produced equity of $35.2 million and debt of $44.7 million at fiscal year end 2004.

          Model F contained the same assumptions as Model D, except that Model F assumed no revenue growth and capital expenditures in 2000-2004 of $15.4 million, $14.2 million, $17.8 million, $21.4 million and $21.5 million. The model produced equity of $51.4 million and debt of $28.4 million at fiscal year end 2004.

          Model G assumed no revenue growth, an operating ratio declining from 97% in 2000 to 91% in 2004, capital expenditures in 2000-2004 of $15.4 million, $14.2 million, $17.8 million, $21.4 million and $21.5 million, an equity price of $9.00 per share, post-transaction equity of $13.2 million, post-transaction debt of $73.7 million, transaction fees of $2.0 million and an interest rate of 8.5%. The model produced equity of $43.4 million and debt of $36.5 million at fiscal year end 2004.

          Model H contained the same assumptions as Model G, except that Model H assumed capital expenditures in 2000 of $17.9 million. The model produced equity of $43.1 million and debt of $37.2 million at fiscal year end 2004.

          In making his decision to invest in Parent, Mr. Ebbers focused on Models F, G and H.

ITEM 4.   TERMS OF THE TRANSACTION

     (a) The information set forth in the Offer to Purchase is hereby amended by deleting the first sentence of Section 2 ("Acceptance for Payment and Payment for Shares; Subsequent Offering Period") in its entirety and replacing it with the following:

          Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date promptly after the expiration of the Offer.

     The information set forth in the Offer to Purchase is hereby amended by deleting the sixth paragraph of Section 2 ("Acceptance for Payment and Payment for Shares; Subsequent Offering Period") in its entirety and replacing it with the following:

          If the initial offering period is consummated, Purchaser will provide a Subsequent Offering Period of at least three business days pursuant to Rule 14d-11 under the Exchange Act. Rule 14d-11 under the Exchange Act provides that a bidder may, subject to certain conditions, elect to provide a subsequent offering period ("Subsequent Offering Period") of three business days to 20 business days so long as, among other things, (1) the Offer remains open for a minimum of 20 business days and has expired, (2) the Offer is for all outstanding Shares, (3) the bidder accepts and promptly pays for all Shares tendered during the Offer, (4) the bidder announces the results of the Offer, including the approximate number and percentage of Shares deposited no later than 9:00 a.m., New York City time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, (5) the bidder immediately accepts and promptly pays for the Shares as they are tendered during the Subsequent Offering Period, and (6) the bidder pays the Per Share Amount for all Shares tendered in the Subsequent Offering Period. A Subsequent Offering Period is not an extension of the Offer but would be an additional period of time, following the expiration of the Offer, in which stockholders may tender Shares not tendered in the Offer. Shares tendered during the initial offering period may not be withdrawn during any Subsequent Offering Period, nor can shares tendered during the Subsequent Offering Period be withdrawn.

     The information set forth in the Offer to Purchase in Section 4 ("Withdrawal Rights") is hereby amended and supplemented by adding the following:

          Shares tendered during the initial offering period may not be withdrawn during any Subsequent Offering Period, nor can shares tendered during the Subsequent Offering Period be withdrawn.

     The information set forth in the Offer to Purchase is hereby amended by deleting the first paragraph of Section 11 ("Conditions of the Offer") in its entirety and replacing it with the following:

          Notwithstanding any other provision of the Offer but subject to the terms and conditions of the Merger Agreement, Purchaser shall not be required to accept for payment and, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c), Purchaser shall not be required to pay for any Shares, may postpone the acceptance for payment of or payment for, tendered Shares, and may, in its sole discretion, extend, terminate or amend the Offer as to any Shares not then accepted for payment, if the Minimum Tender Condition has not been satisfied prior to the expiration of the Offer, or the Antitrust Condition has not been satisfied before the acceptance of Shares for payment or payment thereof, or, on or after the date of the Merger Agreement and before the expiration of the Offer (or, in the case of conditions related to regulatory matters, before the acceptance of Shares for payment or the payment thereof), any of the following events shall occur:

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (b) The information set forth in the Offer to Purchase in Section I ("Background of the Offer; Contacts with the Company") is hereby amended and supplemented by adding the following at the end of the third paragraph:

               Robert E. Low is the owner and President of New Prime, Inc., one of the Company's principle competitors.

          The information set forth in the Offer to Purchase in Section I ("Background of the Offer; Contacts with the Company") is hereby amended and supplemented by adding the following at the end of the fifth paragraph:

               Mr. Liles made this comment in the context of negotiating with Mr. Low in an effort to increase the price per Share proposed by Mr. Low, and not as a statement of his belief of the fair value of the Shares.

     (b) and (c) The information  set  forth  in  the  Offer to Purchase in
          Section I ("Background of the Offer; Contacts with the Company") is hereby amended and supplemented by adding the following:

                    On April 20, 2000, the Special Committee  informed  Mr.
               Liles that it had rejected his and Mr. Ebbers' April 19th proposal because it could not agree to the conditions in the proposal.

                    The $8.80 proposal  was  withdrawn  because  Mr. Ebbers
               determined that he did not wish to proceed with the transaction at that time, at any price. Mr. Ebbers has informed Parent that at the time he was considering funding a substantial portion of his investment in Parent (which will be used by Parent to pay the purchase price of the Shares) by borrowings secured by publicly traded stock. At the time the proposal was withdrawn, Mr. Ebbers was concerned that stock market and financial market conditions were deteriorating and that, if the deterioration continued, he would be required to devote more of his available liquid capital to his investment in Parent than he had planned or desired. Mr. Ebbers has also informed Parent that, after further consideration, he was concerned that $8.80 was not an appropriate price for the Shares in light of Mr. Low's then recent reduction of his offer from $9.25 to $8.75 and also in light of rising interest rates that followed the Federal Reserve Board's half-percentage point increase in interest rates on May 16, 2000. Mr. Ebbers believed that the increased costs of borrowed funds adversely affected the Company's value.

                    On June 12, 2000, Mr. Low terminated his tender offer for all of the outstanding shares of the Company's common stock.

                    On  June  13,  2000,  Mr. Low  publicly  disclosed  the
               following in Amendment No. 12 to his Schedule 13D:

                         ". . . if the transaction between the Issuer and the Liles Group is not completed, then Mr. Low may wish to effect one or more of the actions or transactions described in paragraphs (a) through
                         (j) of Item 4 of the instructions to this Schedule without the support of the Board of Directors of the Issuer, which action could include a change in the present Board of Directors of the Issuer. In that regard, Mr. Low has executed and delivered a written consent of stockholder dated June 8, 2000 (the "Consent") which, if pursued by Mr. Low and if a majority of the Issuer's stockholders file similar consents pursuant to a consent solicitation under Delaware law, would lead to the removal of the current directors of the Company and their replacement with a new slate of directors."

                    On June 20, 2000, Parent  was  informed  by the Federal
               Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 had been granted. Accordingly, the Antitrust Condition to the Offer has been satisfied.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (d) The information set forth in Section 10 ("Source and Amount of Funds") is hereby amended and supplemented by adding the following after the first paragraph:

               Mr. Ebbers has informed Parent that his current intention is to fund his investment in Parent by borrowing $12 million on an unsecured basis from a commercial bank, and to fund the remainder of his investment from available cash. It is currently anticipated that the loan would bear interest at a rate of one percent plus the Eurodollar rate, adjusted monthly, and would be due on September 12, 2000, at which time Mr. Ebbers would refinance the loan. No arrangements to refinance the loan have been made at this time.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

          Item 7.   Purposes, Alternatives, Reasons and Effects.

          (b) The information set forth in Section II ("Purpose of, Effects of, Alternatives to, and Reasons for the Offer and Merger; Plans for the Company") of the Offer to Purchase is hereby amended by deleting the paragraph under "Alternatives Structures Considered" in its entirety and replacing it with the following:

                    Neither Parent nor Purchaser considered any alternative
               means of acquiring the Company other than by the Offer and Merger.

          (d) The information set forth in Section II ("Purpose of, Effects of, Alternatives to, and Reasons for the Offer and Merger; Plans for the Company") of the Offer to Purchase is hereby amended by adding the following paragraph at the end of the disclosure under the heading "Effects of the Offer and Merger":

                    The  Liles  Family's  ownership of the Company prior to
               the Offer and the Merger is approximately 16.8%. Upon completion of the Offer and the Merger, the Liles Family will own 35% of Parent's outstanding common stock. Therefore, the Liles Family's interest in the Company's net book value and net earnings will increase from approximately 16.8% to 35%. The Company's net book value as of March 31, 2000 was approximately $50.0 million and its net loss for the twelve months ended March 31, 2000 was approximately $1.6 million. Therefore, the Liles Family's interest in the Company's net book value will increase from approximately $8.4 million to $17.5 million, and its interest in the Company's net loss will increase from approximately $268,000 to $560,000.

          Item 8.   Fairness of the Transaction.

          (a), (b), (c), (d), (e) and (f) The information set forth in the Offer to Purchase is hereby amended and supplemented by deleting the first sentence of the second paragraph of
               Section IV ("Position of the Parent and Purchaser as to the Fairness of the Offer and Merger") and by adding the following:

                    Parent's and Purchaser's Boards reasonably believe that
               the Offer, the Merger and the Merger Agreement are fair to the unaffiliated stockholders of the Company.

          (a), (b), (c), (d), (e) and (f) The information set forth in the Offer to Purchase in Section IV ("Position of the Parent and Purchaser as to the Fairness of the Offer and Merger") is amended and supplemented by adding the following at the end of the third bullet point:

                    The   Special   Committee's   determination   that  the
               sale of the Company was inevitable supports the fairness of the Offer and Merger because the determination highlights the fact that Parent and Purchaser did not initiate or control the timing of the sale of the Company. Instead, the first indication of interest in acquiring the Company was made by Mr. Low and the timing of the sale was controlled by the Special Committee.

          (a), (b), (c), (d), (e) and (f) The information set forth in the Offer to Purchase in Section IV ("Position of the Parent and Purchaser as to the Fairness of the Offer and Merger") is amended and supplemented by amending the fourth paragraph to read as follows:

                    In considering their proposal to acquire  the  Company,
               Parent, Purchaser, Mr. Liles and Mr. Ebbers did not consider the book value or liquidation value of the Company to be relevant because they had and have no plan to liquidate the Company. Mr. Ebbers and Mr. Liles did not discuss the liquidation value of the Company, and Mr. Ebbers did not analyze the Company's liquidation value. Mr. Liles considered generally the issue of the liquidation value of the Company, and, based on his knowledge of the Company and the trucking industry, from his over 25 years of experience with both, concluded that the Company's liquidation value, in his opinion, was less than $8.05 per Share. He based his conclusion primarily on his view of the market for used trucks and trailers, which he believed to be poor and which he believed would be further negatively affected by a liquidation sale of the Company's trucks and trailers, on his view that the Company's accounts receivable likely could not be fully collected in the event of liquidation, and on
               his  view  that  the  tax  and  transaction   costs  of  the
               liquidation would be high. He also considered the uncertainty and time that would be associated with realizing value in the liquidation process. In his consideration of liquidation value, Mr. Liles was aware that the Bank of America, N.A. had commissioned an appraisal of the Company's trucks and trailers, which indicated an orderly liquidation value as of March 30, 2000 of $85.2 million and a fair market value as of March 30, 2000 of $103.9 million. The Company had been in the process of discussing with the Bank of America whether the Company should switch from its current cash-flow based facility to an asset-based facility at the time Mr. Low made his proposal to acquire the Company, and Mr. Liles had determined to pursue an asset-based facility for the refinancing of the revolving credit facility, which contained a change of control default, if Purchaser acquired the Company. It was in this context that the Bank commissioned the appraisal. Mr. Liles did not consider the appraisal material to his analysis of liquidation value primarily because the appraisal indicated that the trucks and trailers could be liquidated for less than their book value of $97.9 million as of March 31, 2000, which was consistent with his view, and in light of what he believed to be the substantial uncertainty regarding how much value could be recovered by the Company in a liquidation sale of the trucks and trailers, as described above. Mr. Ebbers did not receive a copy of the appraisal.

          (a), (b), (c), (d), (e) and (f) The information set forth in the Offer to Purchase in Section IV ("Position of the Parent and Purchaser as to the Fairness of the Offer and Merger") is amended and supplemented by adding the following:

                      Parent and Purchaser did not consider  the  fact that
               the Company's shares have traded higher than the offer price within the last quarter as relevant in determining that the offer price is fair. Parent and Purchaser believe that the higher trading price during the quarter reflected speculation on the part of traders as to the ultimate price that would be paid for the Company.

          (a), (b), (c), (d), (e) and (f) The information set forth in the Offer to Purchase is hereby amended and supplemented by deleting the last paragraph of Section IV ("Position of the Parent and Purchaser as to the Fairness of the Offer and Merger") in its entirety and by adding the following:

                    In determining  that the Offer and the Merger were fair
               to the stockholders of the Company, Parent's and Purchaser's Boards considered the factors described as a whole and did not assign specific or relative weights to them, although Parent and Purchaser did conclude that the unfavorable factors did not, individually or in the aggregate, outweigh the advantages of the Offer and the Merger to the Company's stockholders.

          (a), (b), (c), (d), (e) and (f) The information set forth in the Offer to Purchase in Section III ("Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger") is amended and supplemented by adding the following:

                    The Offer  and  the  Merger  have  been  approved  by a
               majority of the directors of the Company who are not employees of the Company.

                    Parent and Purchaser believe that the Special Committee
               acted solely on behalf of unaffiliated stockholders in negotiating the terms of the Offer and the Merger.

          Item 10.  Source and Amount of Funds or Other Consideration

          (c) The information set forth in the Offer to purchase in Section 13 ("Fees and Expenses") is hereby amended and supplemented by adding the following to the itemized statement of expenses:

                    A closing fee of $937,500 to be incurred at the closing
               of the loan agreement with the Bank of America, N.A. is to be paid to the Bank of America, N.A.

               The information set forth in the Offer to Purchase is hereby amended and supplemented by deleting the last paragraph of
          Section 13 ("Fees and Expenses") in its entirety and by adding the following:

                    Except for the closing  fee  to  be paid to the Bank of
               America, N.A., the Company will not pay any of the fees and expenses to be incurred by Purchaser in connection with the Offer.

SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 22, 2000 that the information set forth in this statement is true, complete and correct. William J. Liles, III and Bernard J. Ebbers hereby adopt as their own disclosures the disclosures made by Parent and Purchaser and Parent's and Purchaser's Boards herein.

HIGH ROAD ACQUISITION SUBSIDIARY CORP.

By: /S/ WILLIAM J. LILES, III
   ----------------------------
Name:   William J. Liles, III
Title:  President


HIGH ROAD ACQUISITION CORP.

By: /S/ WILLIAM J. LILES, III
   ----------------------------
Name:  William J. Liles, III
Title: President



  /S/ WILLIAM J. LILES, III
-------------------------------
William J. Liles, III



   /S/ BERNARD J. EBBERS
-------------------------------
Bernard J. Ebbers